FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Warshaw, Michele Steiner	2. Issuer Name and Tickler or Trading Symbol Steiner Leisure Limited ("STNR")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director	10% Owner
							Officer (give title below)	Other (specify below)

(Last) (First) (Middle) Suite 104A, Saffrey Square	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year May 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(Street) Nassau, The Bahamas							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Shares	05/06/02	M		6,000	A	$5.78		I	(1)
Common Shares	05/13/02	M		6,000	A	$5.78		I	(1)
Common Shares	05/20/02	M		6,000	A	$5.78		I	(1)
Common Shares	05/28/02	M		6,000	A	$5.78		I	(1)
Common Shares	05/06/02	S		6,000	D	$20.00		I	(1)
Common Shares	05/13/02	S		1,375	D	$18.95		I	(1)
Common Shares	05/13/02	S		945	D	$18.96		I	(1)
Common Shares	05/13/02	S		945	D	$18.94		I	(1)
Common Shares	05/13/02	S		860	D	$19.00		I	(1)
Common Shares	05/13/02	S		515	D	$18.86		I	(1)
Common Shares	05/13/02	S		500	D	$18.75		I	(1)
Common Shares	05/13/02	S		430	D	$19.30		I	(1)
Common Shares	05/13/02	S		430	D	$18.93		I	(1)
Common Shares	05/20/02	S		2,100	D	$18.80		I	(1)

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FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Share Option (right to buy)	$5.78	05/06/02	D			6,000	(2)	11/09/06	Common Shares	6,000	--		I	(1)
Employee Share Option (right to buy)	$5.78	05/13/02	D			6,000	(2)	11/09/06	Common Shares	6,000	--		I	(1)
Employee Share Option (right to buy)	$5.78	05/20/02	D			6,000	(2)	11/09/06	Common Shares	6,000	--		I	(1)
Employee Share Option (right to buy)	$5.78	05/28/02	D			6,000	(2)	11/09/06	Common Shares	6,000	--	78,000	I	(1)

Explanation of Responses:

(1) By spouse, reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.

(2) These options are part of a grant that vested in equal installments on each of the first three anniversaries of the date of grant.

	s/s Michele Steiner Warshaw	6/10/02

	Michele Steiner Warshaw	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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1. Name and Address of Reporting Person* Warshaw, Michele Steiner	2. Issuer Name and Tickler or Trading Symbol Steiner Leisure Limited ("STNR")					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director	10% Owner
							Officer (give title below)	Other (specify below)

(Last) (First) (Middle) Suite 104A, Saffrey Square	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year May 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(Street) Nassau, The Bahamas							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Shares	05/20/02	S		1,700	D	$18.75		I	(1)
Common Shares	05/20/02	S		1,300	D	$18.70		I	(1)
Common Shares	05/20/02	S		900	D	$18.58		I	(1)
Common Shares	05/28/02	S		2,100	D	$17.73		I	(1)
Common Shares	05/28/02	S		900	D	$17.74		I	(1)
Common Shares	05/28/02	S		860	D	$17.71		I	(1)
Common Shares	05/28/02	S		850	D	$17.70		I	(1)
Common Shares	05/28/02	S		430	D	$17.95		I	(1)
Common Shares	05/28/02	S		430	D	$17.92		I	(1)
Common Shares	05/28/02	S		430	D	$17.72	2,488,260	I	(1)

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